As filed with the Securities and Exchange Commission on November 2, 2001
                                        SEC Registration No. 333-69292
=============================================================================


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                       FORM S-3 REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                               AMENDMENT NO. 1


                               INFINITY, INC.
           -----------------------------------------------------
          (Exact Name of Registrant as Specified in its Charter)

          Colorado                                  84-1070066
----------------------------          -----------------------------------
(State or Other Jurisdiction          (IRS Employer Identification Number)
      of Incorporation)

                  211 West 14th Street, Chanute, Kansas  66720
                                (620) 431-6200
          -------------------------------------------------------------
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                            Stanton E. Ross, President
                  211 West 14th Street, Chanute, Kansas  66720
                                (620) 431-6200
             ---------------------------------------------------------
             (Name, Address and Telephone Number of Agent for Service)

                                    Copy to:

                               Jon D. Sawyer, Esq.
                         Krys Boyle Freedman & Sawyer, P.C.
                     600 17th Street, Suite 2700 South Tower
                             Denver, Colorado  80202
                                 (303) 893-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ___

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ X ]








If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

=============================================================================
                                      Proposed    Proposed
                                      Maximum     Maximum
Title of Each Class                   Offering    Aggregate     Amount of
of Securities to be   Amount to be    Price Per   Offering      Registra-
Registered            Registered      Unit        Price         tion Fee
_____________________________________________________________________________

8% Convertible        $6,475,000       100%(1)   $6,475,000(1)  $1,619.00
Subordinated Notes

Common Stock, $.0001     673,400(2)     --       $  258,280(3)  $   64.57
Par Value

Common Stock, $.0001     110,000(4)    $9.06(5)  $  996,600(5)  $  249.15
Par Value

Placement Agent          110,000       $ --      $     --       $  -- (6)
Warrants

     Total                                                      $1,932.72(7)

=============================================================================

(1)  Calculated pursuant to Rule 457(i).

(2) Represents the number of shares of Common Stock that are issuable upon conversion of the 8% Convertible Subordinated Note registered hereby.

(3) No additional consideration will be received for the Common Stock issuable upon the conversion of the principal 8% Convertible Subordinated Notes and, therefore, no registration fee is required pursuant to Rule 457(i) for the principal of such notes. The amount shown is the estimated maximum aggregate amount of accrued interest under the 8% Convertible Subordinated Notes that may be converted into Common Stock.

(4) Represents shares issuable upon the exercise of placement agent warrants held by a selling holder.

(5) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the closing price of the Common Stock as reported on the Nasdaq SmallCap Market on September 6, 2001.

(6) Pursuant to Rule 457(g), no registration fee is required for the placement agent warrants since the shares of Common Stock underlying such warrants are being registered.

(7)  Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.




PROSPECTUS                 SUBJECT TO COMPLETION DATED NOVEMBER 2, 2001
=============================================================================

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                 INFINITY, INC.

                                  $6,475,000
                       8% CONVERTIBLE SUBORDINATED NOTES
                  AND 673,400 SHARES OF COMMON STOCK ISSUABLE
                          UPON CONVERSION OF THE NOTES

            110,000 PLACEMENT AGENT WARRANTS AND 110,000 SHARES
           OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANTS

     Holders of our 8% Convertible Subordinated Notes may offer for sale the Notes and the shares of our common stock into which the Notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling holders may sell the Notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from the sale of the Notes or the common stock by the selling holders. We will pay all expenses (other than selling commissions and fees and stock transfer taxes) of the registration and sale of the Notes and the common stock into which the Notes are convertible.

     Holders of the Notes may convert any portion of the note at any time on or before June 15, 2006 into shares of our common stock at a conversion price of $10.00 per share, subject to adjustment in certain events. We will pay interest on the Notes on June 15 and December 15 of each year, beginning on December 15. We may redeem all of the Notes at any time on or after June 15, 2002 at the redemption prices described under the caption "Description of the Notes--Optional Redemption."

     The Notes are unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness. See "Description of the Notes--Subordination of Notes." The Notes are not entitled to any sinking funds.

     In addition, this Prospectus relates to the offering by C.E. Unterberg, Tobin of up to 110,000 placement agent warrants and 110,000 shares of our common stock issuable upon exercise of placement agent warrants.

     The common stock is traded in the over-the-counter market and is quoted on the Nasdaq Small-Cap Market (Symbol: IFNY). On November 1, 2001 the closing price of the common stock was $10.45 per share.

     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                    _______, 2001




                              TABLE OF CONTENTS

                                                                   PAGE

PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . . . .   3

RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . .   5

RECENT EVENTS . . . . . . . . . . . . . . . . . . . . . . . . . .  13

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . .  14

SELLING HOLDERS . . . . . . . . . . . . . . . . . . . . . . . . .  14

PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . .  18

DESCRIPTION OF THE NOTES. . . . . . . . . . . . . . . . . . . . .  20

DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . . . . . . . . .  31

DESCRIPTION OF THE PLACEMENT AGENT WARRANTS . . . . . . . . . . .  32

SUMMARY OF FEDERAL INCOME TAX CONSIDERATIONS  . . . . . . . . . .  33

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .  34

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . .  34

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . .  35

                             PROSPECTUS SUMMARY

     The following is a summary of the pertinent information regarding this offering. This summary is qualified in its entirety by the more detailed information and financial statements and related notes incorporated by reference in this Prospectus. The Prospectus should be read in its entirety, as this summary does not contain all of facts necessary to make an investment decision.

COMPANY SUMMARY

     Infinity, Inc. and its subsidiaries (Infinity) are primarily engaged in providing oil and gas well services and in the identification and acquisition of leasehold acreage on which to explore for oil and gas reserves and produce oil and gas. Infinity has three operating subsidiaries: Consolidated Oil Well Services, Inc. (Consolidated), Infinity Oil and Gas of Kansas, Inc. (Infinity-Kansas), and Infinity Oil and Gas of Wyoming, Inc. (Infinity-Wyoming).

     Consolidated provides services associated with the drilling and completing of oil and gas wells, including cementing, acidizing, fracturing, nitrogen pumping and water hauling. Consolidated provides all of these services in eastern Kansas and Northeastern Oklahoma, and provides well cementing services in the Powder River and Green River Basins of Wyoming.

     Infinity-Kansas produces oil from an enhanced oil recovery project in the Cherokee Basin and from conventional oil production in the Owl Creek field. Both of these projects are located in eastern Kansas.

     Infinity-Wyoming has acquired leases in the Greater Green River Basin of Wyoming and the Piceance Basin of Colorado on which it intends to drill wells to produce coal bed methane gas. To date, Infinity-Wyoming has completed six wells, five of which produce oil and gas and one is used to dispose of water produced by the oil and gas producing wells. These wells are located on the "Pipeline" project. Infinity-Wyoming has also drilled two wells from which it intends to produce methane gas, and recompleted an existing well in which to dispose of water produced, on the "Labarge" project. Infinity-Wyoming plans to continue to drill wells on both the Pipeline and Labarge projects to further establish the reserve potential of each project.

     Infinity has relied on secured debt to finance growth through acquisitions of oil and gas leases and equipment used in the oil field service business. The proceeds of approximately $6.5 million received from the 8% convertible notes sold in June 2001 will be used by Infinity-Wyoming to drill approximately 40 wells on the Pipeline project.

     Our corporate offices are located at 211 West 14th Street, Chanute, Kansas 66720. Our telephone number is (620) 431-6200.

THE OFFERING

   Securities Offered:    Included in the securities being offered by this
                          prospectus are $6,475,000 of 8% Convertible
                          Subordinated Notes and 673,400 shares of common stock that may be issued on the conversion of the notes. These notes and shares will be offered by the holders of the notes. Also included are 110,000 placement agent warrants and 110,000 shares of common stock issuable upon the exercise of such warrants to be offered by C.E. Unterberg, Tobin.

   Common Stock to be
   Outstanding after
   Offering:              4,034,637 shares.  The number of shares outstanding
                          after the offering assumes that all of the notes are converted into common stock immediately prior to a dividend payment date and that C.E. Unterberg, Tobin exercises all of its placement agent warrants. Prior to this offering, as of October
                          31, 2001, we had 3,251,237 shares issued and outstanding.

   Dividend Policy:       We do not anticipate paying dividends on our
                          common stock in the foreseeable future.

   Use of Proceeds:       The securities offered by this prospectus may be
                          sold by the selling holders and we will not receive any proceeds of the offering, except that we will receive proceeds from any exercise of the place-ment agent warrants held by C.E. Unterberg, Tobin.

                                  RISK FACTORS

     Investing in the notes or shares is very risky. You should be able to bear a complete loss of your investment. In deciding whether to purchase the notes or shares, you should carefully consider the following factors.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE MAY BE UNABLE TO ACHIEVE LONG-TERM PROFITABILITY.

     We recorded a profit in our last fiscal year but recorded a loss in both of our prior two fiscal years and had an accumulated deficit as of March 31, 2001 of $966,941. Most of our losses have been from the operation of waste water treatment facilities that we operated and from low revenues generated by the oil field service business. Our prior losses may hurt our ability to obtain financing for drilling and other business activities on favorable terms. It may also hurt our ability to attract investors if we attempt to raise additional capital by selling additional securities in a private or public offering. We may not be able to obtain the additional capital we may need for our business to grow.

     Our ability to achieve a profit from operations on a long-term basis will depend on whether we are successful in exploring for and producing oil and gas from our existing leases. We face the following risks in developing our oil and gas leases:

     *  prices for oil and gas we produce may be lower than expected;

     * the capital required to develop the leases for production may not be available;

     *  we may not find oil and gas reserves in the quantities anticipated;

     * the reserves we find may not produce oil and gas at the rate anticipated;

     *  the cost of producing oil and gas may be higher than expected; and

     * there are many operating risks associated with drilling for and producing oil and gas.

OIL AND GAS PRICES ARE VOLATILE, AND AN EXTENDED DECLINE IN PRICES WOULD HURT OUR ABILITY TO ACHIEVE PROFITABLE OPERATIONS.

     Our future oil and gas revenues, operating results, profitability, future rate of growth and the carrying value of oil and gas properties will depend heavily on prevailing market prices for oil and gas. We expect the market for oil and gas to continue to be volatile. From December 1998 until March 2000, we did not produce any oil or natural gas. Beginning in March 2000, we began producing oil from our Cherokee Basin property and have received revenue per barrel of oil as low as $23.05 in July 2001 and as high as $32.37 in December 2000. The inside FERC CIG Index, the pricing index on which our gas sales will be based, fluctuated from a low of $1.05 per 1,000 cubic feet (MCF) in October 2001 to a high of $8.63 per MCF during January 2001. At current production levels, each $1.00 decrease in the price of crude oil would reduce Infinity's oil revenue by approximately $16,500 per month and each $0.10 decrease in natural gas price would reduce Infinity's gas revenue by $3,300 per month. Revenue generated from oil field services provided by Consolidated have increased to as much as $1.3 million per month when oil prices have been above $23.00 per barrel compared to revenue of $400,000 to $450,000 per month when prices reached historic lows of approximately $8.00 per barrel of oil in 1998. Any substantial or extended decline in the price of oil or gas would reduce our cash flow and borrowing capacity, as well as the value and the amount of our oil and gas reserves.

     Most of Infinity's proved reserves are natural gas. Therefore, the volatility in the price of natural gas will have the greatest impact on us. Various factors beyond our control affect prices of oil and gas, including:

     *  worldwide and domestic supplies of oil and gas;

     * the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil prices and production controls;

     * political instability or armed conflict in oil or gas producing regions;

     *  the price and level of foreign imports;

     *  worldwide economic conditions;

     *  marketability of production;

     *  the level of consumer demand;

     *  the price, availability and acceptance of alternative fuels;

     *  the availability of pipeline capacity;

     *  weather conditions; and

     *  actions of federal, state, local and foreign authorities.

These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and gas.



DEVELOPMENT OF OUR COALBED METHANE PROJECTS WILL REQUIRE LARGE AMOUNTS OF
CAPITAL.

     Development of Infinity's coalbed methane properties will require drilling approximately 440 wells. This will require capital expenditures of approximately $109,000,000. Currently, our only source of financing these activities is the net proceeds of approximately $6,000,000 from the sale of the 8% Convertible Subordinated Notes in June 2001. Additional financing may not be available to Infinity on terms that are acceptable. Future cash flows and the availability of financing will be subject to a number of variables, such as:

     * our coalbed methane projects in the Green River Basin of Wyoming and Piceance Basin of Colorado achieving a level of production that provides sufficient cashflow to support additional borrowings;

     *  Infinity's success in locating and producing new reserves;

     *  prices of oil and natural gas;

     *  the level of production from existing wells; and

     *  prices of oil and natural gas.

     Issuing equity securities to satisfy our financing requirements could cause substantial dilution to existing shareholders. Debt financing could lead to:

     * a substantial portion of our operating cash flow being dedicated to the payment of principal and interest;

     * Infinity being more vulnerable to competitive pressures and economic downturns; and

     *  restrictions on our operations.

     We are also considering entering into a partnership with another oil and gas company or companies in which we would maintain a carried or reduced working interest in the coal bed methane properties to provide the funds for future capital needs on the projects. However this would reduce our ownership and control over the project and could significantly reduce future revenues generated from gas production.

     If projected revenues were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we could not obtain capital, our ability to execute development plans or maintain production levels could be greatly limited.

INFORMATION CONCERNING OUR RESERVES AND FUTURE NET REVENUE ESTIMATES IS
UNCERTAIN.

     There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. Estimates of proved undeveloped reserves, which comprise nearly all of our reserves, are by their nature uncertain. Actual production, revenues and reserve expenditures will likely vary from estimates, and these variances may be material.

     Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretations and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, all of which may in fact vary considerably from actual results.

     In addition, investors should not construe the present value as the current market value of the estimated oil and natural gas reserves attributable to our properties. The estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, in accordance with applicable regulations, whereas actual future prices and costs may be materially higher or lower. Material factors that will affect actual future net cash flows include:

     *  the amount and timing of actual production;

     *  supply and demand for natural gas;

     * curtailments or increases in consumption by natural gas purchasers; and

     *  changes in governmental regulations or taxation.

THE OIL AND GAS EXPLORATION BUSINESS INVOLVES A HIGH DEGREE OF BUSINESS AND FINANCIAL RISK.

     The business of exploring for and developing oil and gas properties is an activity that involves a high degree of business and financial risk. Property acquisition decisions generally are based on assumptions about the quantity, quality, cost to produce, market availability and sales price for the reserves being acquired. Although available geological and geophysical information can provide information about the potential of a property, it is impossible to predict accurately the ultimate production potential, if any, of a particular property or well. Any decision to acquire a property is also influenced by our subjective judgment as to whether we will be able to locate the reserves, drill and equip the wells to produce the reserves, operate the wells economically, and market the production from the wells.

     The successful completion of an oil and gas well does not ensure a profit on investment. A variety of geophysical factors including:

     *  the absence of producible quantities of oil and gas;

     * insufficient formation attributes such as porosity or cleating to allow production;

     *  excess water production requiring disposal; and

     *  improperly pressured reservoirs from which to produce the reserves may make a well uneconomical to operate. In addition, market-related factors such as:

     *  availability of transportation for the production;

     *  demand for the oil and gas produced; and

     *  price for the oil and gas produced

may cause a well to become uneconomic or only marginally economic.

OUR BUSINESS IS SUBJECT TO OPERATING HAZARDS THAT COULD RESULT IN SUBSTANTIAL LOSSES.

     The oil and natural gas business involves operating hazards such as:

     *  well blowouts;

     *  craterings;

     *  explosions;

     *  uncontrollable flows of oil, natural gas or well fluids;

     *  fires;

     *  formations with abnormal pressures;

     *  pipeline ruptures or spills;

     *  pollution;

     *  releases of toxic gas

and other environmental hazards and risks any of which could cause substantial losses. In addition, we may be liable for environmental damage caused by previous owners of property it owns or leases. As a result, we may face substantial liabilities to third parties or governmental entities, which could reduce or eliminate funds available for exploration, development or acquisitions or cause Infinity to incur losses. An event that is not fully covered by insurance -- for instance, losses resulting from pollution and environmental risks, which are not fully insured
-- could cause us to incur material losses.

EXPLORATORY DRILLING IS AN UNCERTAIN PROCESS WITH MANY RISKS.

     Exploratory drilling involves numerous risks, including the risk that we will not find any commercially productive natural gas or oil reservoirs. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:

     *  unexpected drilling conditions;

     *  pressure or irregularities in formations;

     *  equipment failures or accidents;

     *  adverse weather conditions;

     *  compliance with governmental requirements, rules and regulations; and

     * shortages or delays in the availability of drilling rigs and the delivery of equipment.

     Infinity's future drilling activities may not be successful, nor can we be sure that our overall drilling success rate will not decline. Unsuccessful drilling activities would result in significant expenses being incurred without any benefit.

INFINITY MAY FACE UNANTICIPATED WATER DISPOSAL COSTS.

     Large volumes of water produced from coalbed methane wells and discharged onto the surface in the Powder River Basin of Wyoming have drawn the attention of governmental agencies, gas producers, citizens and environmental groups which may result in new regulations for the disposal of produced water. Infinity intends to use injection wells to dispose of water into underground rock formations. If Infinity's wells produce water of lesser quality than allowed under Wyoming state law for injection into underground rock formations, Infinity could incur costs of up to $5.00 per barrel of water to dispose of the produced water. At current production rates, this would cost Infinity an additional $51,000 a month in water disposal costs. If Infinity's wells produce water in excess of the limits of its permitted facilities, Infinity may have to drill additional disposal wells. Each additional disposal well could cost Infinity up to $130,000.

OUR BUSINESS WILL DEPEND ON TRANSPORTATION FACILITIES OWNED BY OTHERS.

     The marketability of gas production will depend in part on the availability, proximity and capacity of pipeline systems owned by third parties. Federal and state regulation of gas and oil production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, and general economic conditions could adversely affect our ability to produce, gather and transport natural gas.

THE OIL AND GAS INDUSTRY IS HEAVILY REGULATED.

     Federal, state and local authorities extensively regulate the oil and gas industry. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may affect, among other things, the pricing or marketing of oil and gas production. Noncompliance with statutes and regulations may lead to substantial penalties, and the overall regulatory burden on the industry increases the cost of doing business and, in turn, decreases profitability. State and local authorities regulate various aspects of oil and gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration.

INFINITY MUST COMPLY WITH COMPLEX ENVIRONMENTAL REGULATIONS.

     Infinity's operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. We estimate we will spend approximately $6,000 per well for containment facilities during drilling operations and approximately $700,000 to obtain permits for, drill and equip six water disposal wells to handle water produced from oil and gas wells during the current fiscal year. It will cost the Company approximately $35,000 per year to operate these disposal wells. In addition to the environmental costs that will be incurred by our oil and gas production operations, Consolidated will incur an estimated $25,000 in costs associated with operating within current environmental regulations this fiscal year. New laws or regulations, or changes to current requirements, could result in Infinity having to incur additional costs. State, federal and local environmental agencies have relatively little experience with the regulation of coalbed methane operations, which are technologically different from conventional oil and gas operations. This inexperience has created uncertainty regarding how these agencies will interpret air, water and waste requirements and other regulations to coalbed methane drilling, fracture stimulation methods, and production and water disposal operations. We will continue to be subject to uncertainty associated with new regulatory interpretations and inconsistent interpretations between state and federal agencies. We could face significant liabilities to the government and third parties for discharges of oil, natural gas or other pollutants into the air, soil or water, and we could have to spend substantial amounts on investigations, litigation and remediation.

     Our well service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. Our operations and facilities are subject to numerous environmental laws, rules and regulations of the United States and other countries, including laws concerning:

     * the containment and disposal of hazardous substances, oilfield waste and other waste materials;

     *  the use of underground storage tanks; and

     *  the use of underground injection wells.

     Laws protecting the environment are becoming stricter. Sanctions for failure to comply with these laws, rules and regulations, many of which may be applied retroactively, may include:

     *  administrative, civil and criminal penalties;

     *  revocation of permits; and

     *  corrective action orders.

     In the United States, environmental laws and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs and other damages as a result of our conduct that was lawful at the time it occurred or conduct of prior operators or other third parties. Cleanup costs, natural resource damages and other damages arising as a result of environmental laws, and costs associated with changes in environmental laws and regulations, could be substantial. From time to time, claims have been made against us and our subsidiaries under environmental laws. Changes in environmental regulations may also negatively impact oil and natural gas exploration and production companies, which in turn could reduce the demand for our well services.

THE OIL AND GAS INDUSTRY IS HIGHLY COMPETITIVE.

     Major oil companies, independent products, institutional and individual investors are actively seeking oil and gas properties throughout the world, along with the equipment, labor and materials required to operate properties. Many of our competitors have financial and technological resources vastly exceeding those available to Infinity. Many oil and gas properties are sold in a competitive bidding process in which we may lack technological information or expertise available to other bidders. We cannot be sure that we will be successful in acquiring and developing profitable properties in the face of this competition.

WE DEPEND ON KEY PERSONNEL.

     Infinity's success will depend on the continued services of its executive officers and a limited number of other senior management and technical personnel. Loss of the services of any of these people could have a material adverse effect on our operations. Infinity maintains "key man" life insurance on the lives of Stanton E. Ross and Jon D. Klugh, but only in the amount of $250,000 each. Infinity does not have employment agreements with any of its executive officers.

THE NOTES ARE SUBORDINATED TO OUR OTHER INDEBTEDNESS.

     The Notes are unsecured and subordinated in right of payment to all of our existing and future Senior Indebtedness. As of September 30, 2001, we had approximately $6.73 million of Senior Indebtedness outstanding. We may also pursue a variety of sources of other debt financing which, if obtained, would constitute additional Senior Indebtedness. As a result of this subordination, in the event of bankruptcy, liquidation or reorganization or certain other events, our assets will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and we may not have sufficient assets remaining to pay amounts on any or all of the Notes then outstanding. In addition, the Notes will be effectively subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries, including any subsidiaries which we may acquire or establish in the future. Our right to receive assets of one of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) would be effectively subordinated to the claims of a subsidiary's creditors (including trade creditors), except to the extent that we are recognized as a creditor of a subsidiary. In that case, our claims would still be subordinate to any security interest in the assets of the subsidiary.

THE NOTES ARE NOT PROTECTED BY RESTRICTIVE COVENANTS THAT LIMIT OUR BUSINESS ACTIVITIES.

     The Indenture governing the Notes does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, including Senior Indebtedness, or the issuance or repurchase of securities by us or any of our subsidiaries. The Indenture contains no covenants or other provisions to afford protection to holders of the Notes in the event of a highly leveraged transaction. As a result, we could incur substantial amounts of debt which would be senior to the Notes in the event of bankruptcy, liquidation or other events. This could reduce the assets available to pay obligations on the Notes in which case the holders of the Notes may lose all or a portion of their investment.

                                RECENT EVENTS

     In August 2001, we leased an additional 2,591 acres of coalbed methane property in the Piceance Basin in Northwestern Colorado. We paid $9,200 to acquire these leases. We obtained these leases directly from the Federal Government. These leases are for a period of ten years, and require a minimum royalty of $1.50 per acre per year for the first five years and $2.00 per acre per year during the last five years. We received a 100% working interest and an 84.5% net revenue interest under these leases. This acquisition expands the amount of leased property in our Antelope project to 18,500 acres. We now have an average 83% net revenue interest and a 100% working interest in this project.

     In August 2001, we reported that the initial five wells drilled in our "Pipeline" coalbed methane project had been connected to a gas gathering system and had started to produce gas for sale. We also reported that one of these wells was unexpectedly producing condensate (oil). As of October 31, 2001, this well was producing approximately 400 barrels of condensate per day.

     During July and August 2001, we purchased or made commitments to purchase 13 new oilfield service trucks. These units range in price from $65,000 to $300,000 each, for a total cost of approximately $1,450,000. The purchases are being financed on an 80% to 100% basis through credit lines established with the truck manufacturers. We financed these purchases for 48 to 60 months at interest rates of 7.75% to 8.5% per annum.

                               USE OF PROCEEDS

     Infinity will not receive any proceeds from the sale of the Notes or common stock by the selling holders. Proceeds from the issuance of the Notes will be used to drill and equip approximately 40 coalbed methane wells in the Greater Green River Basin of Wyoming.

     To the extent that any of the placement agent warrants held by C.E. Unterberg, Towbin, the shares underlying which are to be offered by this prospectus, are exercised, up to approximately $1,298,000 may be received by Infinity. Any net proceeds received from the exercise of the warrants will be used for general corporate purposes.


                               SELLING HOLDERS

     The Notes were originally issued by us in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed to be qualified accredited investors. We relied on the exemptions provided by
Section 4(2) of the Securities Act and Rule 506 of Regulation D under the Securities Act. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this Prospectus any or all of the Notes and common stock into which the Notes are convertible.

     The following table sets forth information, as of October 31, 2001, with respect to the selling holders and the principal amounts of Notes beneficially owned by each selling holder that may be offered under this Prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the Notes or common stock into which the Notes are convertible. Accordingly, no estimate can be given as to the amount of the Notes or common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act.

                                 Principal                      Number of
                                 Amount of                      Conversion
                                 of Notes        Percentage     Shares Bene-
                                 Beneficially    of Notes       ficially Owned   Percentage of
                                 Owned that      Outstanding    That May be      Common Stock
Selling Holder                   May be Sold         (1)        Sold (2)(3)      Outstanding (4)
--------------                   ------------    -----------    -----------      ---------------
James Alperin                    $   20,000          *              2,080               *
R. Matluck & T. Unterberg TTEES
 C.E. Unterberg, Towbin 401(k)
 Profit Sharing Plan FBO:
 Andrew Arno                         50,000          *              5,200               *
Andrew Arno ACF Jesse Benjamin
 Arno                                25,000          *              2,600               *
Andrew Arno ACF Matthew Arno         25,000          *              2,600               *
Paine Webber as IRA CDN FBO:
 Jordan Berlin, IRA Rollover         50,000          *              5,200               *
Anthony Charos & Kevin Charos        25,000          *              2,600               *
Yaudoon David Chiang                 50,000          *              5,200               *



                                                    14




John R. Cronin                       50,000          *              5,200               *
Charles Cole Eckhardt & Lisa
 Novick-Eckhardt                     50,000          *              5,200               *
Paine Webber as IRA CDN FBO:
 Herbert S. Hoffman, IRA             35,000          *              3,640               *
Robert D. Long                      300,000         4.6%           31,200               *
Michael E. Marrus                    25,000          *              2,600               *
Jeffrey C. Moskowitz                100,000         1.5%           10,400               *
Adam Ritzer                          25,000          *              2,600               *
A. Robert Towbin TTEE FBO:
 Barry Towbin Trust                  50,000          *              5,200               *
A. Robert Towbin TTEE FBO:
 Lisa Olim Trust                     50,000          *              5,200               *
Thomas I. Unterberg                 100,000         1.5%           10,400               *
Thomas I. Unterberg Trust,
 A. Robert Towbin TTEE              425,000         6.6%           44,200              1.4%
Marjorie & Clarence E. Unterberg
 Foundation, Inc.                   325,000         5.0%           33,800              1.0%
Bella & Israel Unterberg
 Foundation #2                       50,000          *              5,200               *
Ellen U. Celli                      100,000         1.5%           10,400               *
Andrew G. Celli & James Satloff
 TTEES FBO: Andrew Thomas Celli
 Trust                               10,000          *              1,040               *
Andrew G. Celli & James Satloff
 TTEES FBO: Hannah Andrea Celli
 Trust                               15,000          *              1,560               *
Andrew G. Celli & James Satloff
 TTEES FBO: Rebecca Rose Celli
 Trust                               25,000          *              2,600               *
Andrew G. Celli & James Satloff
 TTEES FBO: Dustin Nathaniel
 Satloff Trust                       25,000          *              2,600               *
Andrew G. Celli & James Satloff
 TTEES FBO: Theodore J. Satloff
 Trust                               25,000          *              2,600               *
Emily U. Satloff                    100,000         1.5%           10,400               *
Thomas I. Unterberg TTEE FBO:
 Ellen Celli Family Trust            50,000          *              5,200               *
Thomas I. Unterberg TTEE FBO:
 Emily Satloff Family Trust          50,000          *              5,200               *
James T. Whipple                     50,000          *              5,200               *
C.E. Unterberg, Towbin, a
 California Limited Partnership
 (5)                                250,000         3.9%           26,000               *(6)
C.E. Unterberg, Towbin Capital
 Partners I, LP                     500,000         7.8%           52,000              1.6%
Blossom Berlin                       25,000          *              2,600               *
Paine Webber as IRA Custodian
 FBO: Andrew S. Bluestone, IRA
 Rollover                            25,000          *              2,600               *
Paine Webber as IRA Custodian
 FBO: James Borner IRA Rollover      45,000          *              4,680               *
Robert Chavkin                       25,000          *              2,600               *
Scone Investments, L.P.              50,000          *              5,200               *
Stanley Cohen Irrevocable Trust
 1994 Trust FBO: Issue               40,000          *              4,160               *
The Scone Foundation, Inc.           60,000          *              6,240               *
Paine Webber as IRA Custodian
 FBO: Morris Dangott, IRA
 Rollover                           100,000         1.5%           10,400               *
Adam Flatto TTEE AF Services
 Money Purchase Plan                 30,000          *              3,120               *




                                                     15



J. Harvey Gleberman & M.
 Gleberman TTEES J. Harvey
 Gleberman Revocable Trust
 FBO: J.H. Gleberman                 25,000          *              2,600               *
Paul D.C. Huang                      25,000          *              2,600               *
Jemp, Inc.                           25,000          *              2,600               *
Stephen Jacobs                       20,000          *              2,080               *
Stuart E. Kantor                     25,000          *              2,600               *
Great Plains Trust Company          250,000         3.9%           26,000               *
Claire Levin                         25,000          *              2,600               *
Paine Webber as IRA Custodian
 FBO: J. Bruce Llewellyn, IRA        75,000         1.2%            7,800               *
Paine Webber as IRA Custodian
 FBO: Burton Rubin, IRA              25,000          *              2,600               *
Plampton Ltd.                       100,000         1.5%           10,400               *
Ronald Shiftan                       75,000         1.2%            7,800               *
Bruce Slovin                         50,000          *              5,200               *
Charles W. Stendig TTEE of the
 Charles W. Stendig Trust            25,000          *              2,600               *
The Timken Living Trust             250,000         3.9%           26,000               *
Solar Group S.A.                    250,000         3.9%           26,000               *
James H. Stone                       25,000          *              2,600               *
Wardenclyffe Micro-cap Fund L.P.     48,000          *              4,992               *
Aberdeen Strategic Capital L.P.     352,000         5.4%           36,608              1.1%
Michael A. Wall Trust               150,000         2.3%           15,600               *
Wayen Investments                    25,000          *              2,600               *
Marlin Entertainment Group Ltd.      50,000          *              5,200               *
William D. Hyler                     50,000          *              5,200               *
Leonard Bruce Lanni & Linda
 Rose Lanni                          50,000          *              5,200               *
Sensus LLC                          100,000         1.5%           10,400               *
William N. Shiebler                  50,000          *              5,200               *
Kenneth Sheinberg                   100,000         1.5%           10,400               *
Ridgecrest Partners Ltd.            110,000         1.7%           11,440               *
Ridgecrest Partners L.P.             10,000          *              1,040               *
Ridgecrest Partners QP, L.P.        275,000         4.2%           28,600               *
Catalyst International Ltd.          31,000          *              3,224               *
Catalyst Partners L.P.               74,000         1.1%            7,696               *
Peter S. Rawlings                   200,000         3.1%           20,800               *
Michael Bunyaner                    100,000         1.4%           10,400               *
                                  ---------                       -------
     Total                        6,475,000                       673,400
                                  =========                       =======
___________________

*   Less than 1%.

(1) All of the Notes are being offered under this Prospectus.  As a result, upon the sale of the Notes, such selling holder will no longer own any Notes.

(2) Consists of shares of common stock issuable upon conversion of the Notes.

(3) Assumes a conversion price of $10.00 per share and the conversion of six months' accrued interest. The conversion price is subject to adjustment as described under "Description of Notes -- Conversion Rights."

(4) None of the Selling Holders beneficially owns any common stock other than the shares being offered under this Prospectus.  As a result, upon the sale of the common stock by each selling holder, such holder will no longer own any common stock.

(5) O. Lee Tawes, a Director of Infinity, is one of the general partners and a member of the management committee of C.E. Unterberg, Towbin.


                                                16


(6) Does not include 110,000 shares being offered by C.E. Unterberg, Towbin that are issuable upon the exercise of placement agent warrants, as described below.  Together, C.E. Unterberg,
    Towbin beneficially owns 136,000 shares or 4.0% of the shares outstanding.

    The following table sets forth information, as of October 31, 2001, with respect to C.E. Unterberg, Towbin concerning the placement agent warrants and the shares of common stock issuable upon exercise of placement agent warrants that are being offered by this Prospectus.

                          Number of
                          Placement
                          Agent War-                       Percentage of
                          rants that    Number of Shares   Common Stock
Selling Holder            May be Sold   That May be Sold   Outstanding
--------------            -----------   ----------------   -------------

C.E. Unterberg, Towbin,    110,000           110,000           3.3%(2)
 a California Limited
 Partnership (1)
__________

(1) O. Lee Tawes, a Director of Infinity, is one of the general partners and a member of the management committee of C.E. Unterberg, Towbin.

(2) Does not include 26,000 shares underlying Notes as shown in the previous table. Together, C.E. Unterberg, Towbin beneficially owns 136,000 shares or 4.0% of the shares outstanding.

                              PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees or donees of their successors, may sell the Notes, the common stock and the placement agent warrants directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The Notes, the common stock and the placement agent warrants may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange on which the common stock may be listed, or U.S. inter-dealer system of a registered national securities association on which the Notes, the common stock or the placement agent warrants may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     - through the writing of options, whether the options are listed on an options exchange or otherwise; or

     - through the settlement of short sales.

     In connection with the sale of the Notes and the common stock or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Notes or the common stock in the course of hedging the positions they assume. The selling holders may also sell the Notes or the common stock short and deliver these securities to close out their short positions, or loan or pledge the Notes or the common stock to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the Notes, common stock or placement agent warrants offered by them will be the purchase price of the Notes, common stock or placement agent warrants less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq SmallCap Market under the symbol "IFNY". We do not intend to list the Notes or placement agent warrants for trading on any national securities exchange or on the Nasdaq Stock Market and can give no assurance about the development of any trading market for the Notes or placement agent warrants.

     In order to comply with the securities laws of some states, if applicable, the Notes, common stock and placement agent warrants may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Notes, common stock and placement agent warrants may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the Notes and common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus deliver requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling holder may not sell any Notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

     To the extent required, the specific Notes, common stock or placement agent warrants to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement to, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     The registration statement of which this prospectus is a part is being filed pursuant to registration rights agreements that we entered into with the holders of the Notes and the placement agent warrants to register the Notes, common stock and placement agent warrants under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreements and the placement agent warrants provide for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Notes, the common stock and the placement agent warrants, including liabilities under the Securities Act.

     We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the Notes, the common stock and the placement agent warrants.

                            DESCRIPTION OF THE NOTES

     The Notes were issued under an Indenture between Infinity, as issuer, and the Wilmington Trust Company, as Trustee. The following description is a summary of the material provisions of the Indenture. You should refer to the Indenture for a full description of the Indenture.

GENERAL

     The Notes are generally unsecured obligations of Infinity, were issued in the principal amount of $6,491,000 and will mature on June 15, 2006. The Notes are contractually subordinated in right of payment to all existing and future Senior Debt. As of September 30, 2001, we had approximately $5.75 [?] million of Senior Debt outstanding. The Indenture does not restrict the incurrence of indebtedness (including Senior Debt) by us or our subsidiaries.

     The Notes bear interest from June 15, 2001 at the rate per annum of 8%. Interest is payable semi-annually on December 15 and June 15 of each year, commencing December 15, 2001. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months. Principal of and interest on the Notes is payable at the office of the Paying Agent. The Trustee will initially act as the Paying Agent.

CONVERSION RIGHTS

     At any time, a Note may be converted in whole or in part, at the option of the holder upon written notice, into shares of common stock. The number of shares of common stock shall be equal to the Conversion Amount divided by the Conversion Price. The Conversion Amount shall be the aggregate principal amount converted plus accrued and unpaid interest thereon and all other amounts due under the Note as of the conversion date. The Conversion Price is $10.00 per share, subject to adjustment from time to time.

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including:

     (1) the issuance of shares of common stock as a dividend or distribution on our common stock;

     (2)  the subdivision or combination of our common stock;

     (3) except for certain authorized stock issuances described below, the issuance of any shares of common stock, or options warrants or other rights to acquire shares of common stock, for a consideration, exercise or conversion price per share less than the Conversion Price in effect immediately prior to such issuance; and

     (4) the distribution of assets to holder of our common stock pursuant to a complete or partial liquidation.

No adjustments to the Conversion Price will be made in connection with the exercise of the options to purchase 220,867 shares of common stock which were outstanding on June 15, 2001 under our 1992, 1999, 2000 and 2001 stock option plans, upon the grant or exercise of additional options to purchase up to 200,000 shares of common stock per year under new stock option plans; or the issuance of up to 50,000 shares of common stock to non-affiliated persons in connection with acquisition transactions so long as the consideration received is at least equal to then current market price.

     In the case of any consolidation or merger or sale or transfer by Infinity of all or substantially all of its assets to another corporation or other entity (other than a consolidation or merger which does not result in any reclassification or change of the outstanding common stock), the corporation or other entity formed by such consolidation or merger or acquiror of such assets shall deliver a supplemental instrument or agreement providing that noteholders shall have the right thereafter (until the maturity date or earlier conversion or redemption of the Notes) to receive, upon conversion of Notes, the kind and amount of shares of stock and other securities and property receivable upon such consolidation, merger, sale or transfer, by a holder of the number of shares of common stock for which a Note might have been converted immediately prior to such consolidation, merger, sale or transfer.

     Adjustments to the Conversion Price to reflect our issuance of other rights, warrants, evidences of indebtedness, securities or other property (including cash) to holders of the common stock may result in constructive distributions taxable as dividends to holders of the Notes.

OPTIONAL REDEMPTION

     The Notes may not be redeemed at the option of the Company prior to June 15, 2002. On that date and thereafter, Infinity may redeem all (and not part) of the outstanding Notes at the original principal amount of the Notes if the market price of Infinity's common stock for the twenty consecutive trading days immediately prior to the day the notice of redemption is given exceeds 300% of the Conversion Price.

     Commencing June 15, 2003, the Notes may also be redeemed at our option, in whole, upon not less than 30 nor more than 60 days' notice to the holders.

     The redemption prices (expressed as a percentage of principal amount) are as follows for Notes redeemed during the periods set forth below:

          Period                                       Percentage
          ------                                       ----------

          June 15, 2003 through June 14, 2004           104.8%
          June 15, 2004 through June 14, 2005           103.2%
          June 15, 2005 through June 14, 2006           101.6%

in each case together with accrued interest up to but not including the redemption date.

     All Notes which are redeemed or otherwise acquired by us or any of our Subsidiaries prior to maturity will be immediately canceled and may not be held, reissued or resold.

PURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A CHANGE IN CONTROL

     In the event of a Change in Control each holder has the option, subject to the terms and conditions of the Indenture, to require us to purchase all or any part (provided that the principal amount must be $1,000 or an integral multiple thereof) of the holder's Notes for a purchase price equal to the percentage of the principal amount thereof then applicable to redemption thereof after June 13, 2003, or 101% of the principal amount thereof otherwise, plus accrued interest and any additional amounts up to the date of purchase. This payment is referred to as the Change in Control Payment.

     Within 10 days following any Change in Control, we will mail a notice or cause a notice to be mailed to each holder, stating:

     (1) that the Change in Control Offer is being made pursuant to the Change in Control provisions of the Indenture and that all the Notes tendered will be accepted for payment;

     (2) the purchase price and the purchase date, which shall be no later than 30 days from the date such notice is mailed. This date is referred to as the Change in Control Payment Date;

     (3) that interest will continue to accrue on any Notes not tendered, as provided in the Notes;

     (4) that, unless Infinity defaults in the payment of the Change of Control Payment, with respect to all the Notes accepted for payment pursuant to the Change in Control Offer, interest will cease to accrue after the Change in Control Payment Date;

     (5) that holders electing to have any of the Notes purchased pursuant to a Change in Control Offer will be required to surrender the Notes, with the form entitled Option of Holder to Elect Purchase on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change in Control Payment Date;

     (6) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change in Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have the Notes purchased;

     (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered;

     (8) that conversion rights will terminate with respect to any Notes tendered for purchase so long as the Change of Control Payment is made.

     A Change in Control shall be deemed to have occurred if any of the following occurs after the Issue Date of the Notes:

     (1) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becoming the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 15% of the combined voting power of the then outstanding voting securities of the Company other than any such holding by the Company;

     (2) approval by stockholders of Infinity of any plan or proposal for the liquidation, dissolution or winding up of the Company;

     (3) the Company (A) consolidating with or merging into any other corporation or any other corporation merging into Infinity, and in the case of any such transaction, the outstanding common stock of Infinity being changed or exchanged into or for other assets or securities as a result, unless the stockholders of Infinity immediately before such transaction own, directly or indirectly, immediately following such transaction, more than 50% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of such voting power immediately before such transaction or (B) conveying, transferr-ing or leasing all or substantially all of its assets to any person;

     (4) any time Continuing Directors ceasing to constitute a majority of the Board of Directors of Infinity (or, if applicable, a successor corporation to Infinity); or

     (5) Stanton E. Ross ceasing to serve as Chief Executive Officer of Infinity with principal day-to-day responsibility for the overall operations of the Company or, together with any person or entity controlled by Stanton E. Ross ceasing to own at least 250,000 shares of capital stock of Infinity, as adjusted to reflect any stock splits, reverse stock splits, recapitalizations or similar events.

     We will comply with the requirements of Rule 13e-4 and Rule 14e-1, under the Exchange Act, and with any other securities laws and regulations thereunder to the extent these laws and regulations are applicable in connection with any offer to purchase Notes at the option of the holders upon a Change in Control.

     The Change in Control purchase feature of the Notes may in some circumstances make more difficult or discourage a takeover of Infinity and the removal of incumbent management. We are not aware of any specific effort to accumulate shares of common stock or to obtain control of Infinity by means of a merger, tender offer, solicitation or otherwise, nor is the Change in Control purchase feature part of a plan by management to adopt a series of anti-takeover provisions.

     Subject to the limitation on mergers and consolidations discussed below, we could, in the future, enter into transactions, including recapitalizations of Infinity, that would not constitute a Change in Control under the Indenture, but that would increase the amount of indebtedness (including Senior Debt) outstanding or otherwise adversely affect the holders of the Notes. There will be no restrictions in the Indenture on the creation of additional indebtedness (including Senior Debt) by Infinity or its subsidiaries and the incurrence of significant amounts of additional indebtedness could have an adverse effect on our ability to service our indebtedness, including the Notes.

     If a Change in Control were to occur, there can be no assurance that we would have sufficient funds to pay the Change in Control Payment for the Notes tendered by the holders thereof. In addition, other indebtedness which we may incur in the future may have similar change in control provisions permitting the holders thereof to accelerate or require us to repurchase such indebtedness upon the occurrence of events similar to a Change in Control.
Our failure to repurchase the Notes when required following a Change in Control will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions thereof.

SUBORDINATION OF NOTES

     To the extent set forth in the Indenture, the Notes are subordinated in right of payment to all of our existing and future Senior Debt. Upon any payment or distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of Infinity (whether in insolvency or bankruptcy proceedings or otherwise), all Senior Debt must be paid in full before any payment is made in respect of the Notes.

     In the event that, notwithstanding the provisions set forth in the immediately preceding paragraph, any holder of the Notes receives any payment in contravention of any of the terms of the Indenture in respect of the Notes before all Senior Debt is paid in full, then such payment or distribution will be held by the recipient intrust for the benefit of holders of Senior Debt.

EVENTS OF DEFAULT

     If an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization with respect to Infinity or any Significant Subsidiary) occurs and is continuing, the Trustee may, by notice to Infinity, declare all unpaid principal of and accrued interest to the date of acceleration on the Notes then outstanding to be due and payable immediately.

     The Indenture provides that the holders of a majority in principal amount of the outstanding Notes may on behalf of all holders waive any existing default or Event of Default and its consequences except a default or Event of Default in the payment of principal of, premium and additional amounts owed, or accrued interest on the Notes.

     The following are Events of Default under the Indenture:

     (1) Infinity defaults in the payment when due of interest on the Notes or any additional amounts required under registration rights agreement and such default continues for a period of three business days.

     (2) Infinity defaults in the payment of principal of or premium, if any, on the Notes when due and payable whether at maturity, by declaration, upon redemption (including in connection with an offer to purchase) or otherwise and such default continues for a period of one business day.

     (3) failure of Infinity to comply with the requirements of the Indenture relating to certifying Events of Default, mergers and similar transactions or provisions relating to the rights of holders to convert their Notes, or the failure to comply with the covenants or agreements contained in the registration rights and purchase agreements with the purchasers of the Notes;

     (4) Infinity fails to observe or perform any other covenant, representation, warranty or other agreement in the Indenture or the Notes for

20 days after notice to Infinity by the Trustee or the holder of at least an investment majority.

     (5) Infinity or any of its subsidiaries shall fail to make any payment in respect of any of their respective indebtedness (individually or collectively) (provided, if such indebtedness is not Senior Debt, that such defaulted indebtedness has an aggregate outstanding principal balance in excess of $500,000) when due or within any applicable grace period or any event or condition shall occur which results in the acceleration of the maturity of any such indebtedness.

     (6) a final judgment or order (not covered by insurance) for the payment of money shall be entered by a court of competent jurisdiction against Infinity or any of its subsidiaries in excess of $25,000 individually or $75,000 in the aggregate for all such judgments or orders (treating any deductibles, self insurance or retention as not so covered) and such judgment or order shall continue unsatisfied, unbonded and unstayed for a period of 30 consecutive days;

     (7) Infinity or any of its subsidiaries makes or sends notice of a bulk transfer;

     (8) Infinity or any of its subsidiaries, pursuant to or within the meaning of any bankruptcy law: (i) commences a voluntary case or proceeding;
(ii) consents to the entry of an order for relief against it in an involuntary case or proceeding; (iii) consents to the appointment of a custodian of it or for all or substantially all of its property; (iv) makes a general assignment for the benefit of its creditors; or (v) admits in writing its inability to pay its debts as the same becomes dues;

     (9) a court of competent jurisdiction enters an order or decree under any bankruptcy law that: (i) is for relief against Infinity or any of its subsidiaries in an involuntary case; (ii) appoints a custodian of Infinity or any of its subsidiaries or for all or substantially all of the property of Infinity or any of its subsidiaries; or (iii) orders the liquidation of Infinity or any of its subsidiaries, and, in each case, such order or decree remains unstayed and in effect for 30 consecutive days.

    (10)  the liquidation, dissolution or winding up of Infinity;

    (11) the common stock ceases to be traded on the Nasdaq SmallCap Market or the Nasdaq National Market System.

     No holder may pursue any remedy under the Indenture or the Notes against Infinity (except actions for payment of overdue principal or interest or for the conversion of the Notes); unless

     (1) the holder gives to the Trustee written notice of a continuing Event of Default;

     (2) the holders of a majority of the principal amount of the outstanding Notes make a written request to the Trustee to pursue the remedy;

     (3) such holder or holders offer satisfactory indemnity to the Trustee against any such loss or expense;

     (4) the Trustee does not comply with the request within the 60 days after receipt of the request and the offer of indemnity; and

     (5) the Trustee shall not have received during such 60-day period a direction inconsistent with the request.

     We must deliver an Officer's Certificate to the Trustee within 90 days after the end of each fiscal year and within 45 days after the end of each of the first three fiscal quarters in each fiscal year of Infinity as to the signer's knowledge of our compliance with all conditions and covenants on our part contained in the Indenture, and stating whether or not the signers know of any default or Event of Default. If any such signer knows of such a default or Event of Default, the Officer's Certificate shall describe the default of Event of Default and the efforts to remedy the same.

AFFIRMATIVE COVENANTS

     Infinity has agreed that so long as any amounts payable under the Notes remains unpaid that it will do the following:

     (1) Keep proper books of record and account in which full, true and correct entries shall be made of all dealings and transactions in relation to its respective business and activities and shall, upon reasonable notice and during normal business hours, permit representatives of the Trustee, at Infinity's expense, and note holders, at their expense, to visit and inspect any of Infinity's properties, to examine and make abstracts from any of its books and records and to discuss its affairs, finances and accounts with its or its subsidiaries' officers, employees and independent public accountants.

     (2) Infinity shall, and shall cause each of its subsidiaries to, at all times keep in full force and effect its legal existence and rights and franchises with respect thereto and maintain in full force all material permits, licenses, trademarks, trade names, intellectual property rights, consents, approvals, authorizations, leases and contracts necessary to carry on its business as presently or proposed to be conducted.

     (3) Infinity shall keep all property useful and necessary in its business in good and safe working order and condition.

     (4) Infinity shall pay and discharge at or before maturity all of its material obligations, liabilities and debts, including, without limitation, tax liabilities, except where the same may be contested in good faith by appropriate proceedings diligently prosecuted, and shall maintain appropriate reserves for the accrual of any of the same.

     (5) Infinity shall comply in all material respects with all applicable laws, ordinances, statutes, rules, regulations and requirements of governmental, administrative or regulatory agencies or authorities, except where the necessity of compliance therewith is contested in good faith by appropriate proceedings diligently prosecuted. Infinity shall pay prior to delinquency all taxes, assessments, and governmental levies except as contested in good faith by appropriate proceedings.

AMENDMENT

     Infinity and the Trustee may amend or supplement the Indenture or the Notes with the written consent of the holders of at a majority in principal amount of the outstanding Notes. However, without the consent of the holder of each Note affected thereby, an amendment, supplement or waiver may not:

     (1) reduce the percentage of the principal amount of outstanding Notes whose holders must consent to an amendment, supplement or waiver;

     (2)  reduce the rate of or change the fixed maturity of any Note;

     (3) reduce the rate of or change the time for payment of interest on any Note;

     (4) waive a default in the payment of the principal of or premium or interest on any Note;

     (5) make any change in the provisions relating to waivers of past defaults or the rights of holders to receive payments of principal or interest;

     (6) make any Notes payable in money other than that stated in the Note; or

     (7) change any definition which shall have the effect of amending the Indenture that could not be amended without the consent of each holder.

     Infinity and the Trustee may amend or supplement the Indenture or the Notes without notice to or consent of any holder in some events, such as to cure any ambiguity, defect or inconsistency or to make any other change that does not adversely affect the rights of the holders, to comply with the provisions of the Trust Indenture Act or to appoint a successor Trustee.

REGISTRATION RIGHTS

     The following summary of the registration rights provided in the registration rights agreements and the Notes is not complete. You should refer to the registration rights agreement for a full description of the registration rights that apply to the Notes.

     Infinity has agreed, pursuant to registration rights agreements between Infinity and the holders of the Notes to file a Shelf Registration Statement under the Securities Act within 90 days after original issuance of the Notes to register resales of the Notes and the shares of common stock into which the Notes are convertible, referred to as the Registrable Securities. Infinity has complied with this provision of the registration rights agreement by filing the registration statement of which this Prospectus is a part.
Infinity will use reasonable efforts to have such Shelf Registration Statement declared effective as soon as practicable and, in any event, within 180 days after the original issuance of the Notes, and to keep it effective until five years after the original issuance date.

     A holder of Registrable Securities that sells Registrable Securities pursuant to the Shelf Registration Statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus and deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the

Securities Act in connection with such sales and be bound by the provisions of the Registration Rights Agreements which are applicable to such holder.

     Should the Shelf Registration Statement not be declared effective within the 180 day period, Infinity shall deliver to each Note holder either (A) additional Notes with a stated principal amount equal to the product of (1) the principal amount of the Notes held by each Holder, including as Notes for this purpose the principal amount of any Notes previously converted into the Shares held by each holder (such principal so calculated being the "Notional Principal Amount") and (2) 5%, or (B) cash in the amount of such product, at Infinity's sole election. On each successive 30th day thereafter until the Shelf Registration is declared effective, Infinity shall deliver to each holder either (A) additional Notes in a stated principal amount equal to 1% of the Notional Principal Amount or (B) cash in an amount equal to 1% of the Notional Principal Amount.

     Should the effectiveness of the Shelf Registration Statement lapse for any reason while Infinity has any obligation to maintain its effectiveness, Infinity shall deliver to each Note holder on each successive 30th day of all such lapses taken on a cumulative basis, either (A) additional Notes in a stated principal amount equal to 5/12ths of 1% of the Notional Principal Amount or (B) cash in an amount equal to 5/12ths of 1% of the Notional Principal Amount.

     We will pay all expenses of the Shelf Registration Statement, provide each holder that is selling Registrable Securities pursuant to the Shelf Registration Statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, resales of the Registrable Securities.

CONCERNING THE TRUSTEE

     Wilmington Trust Company serves as the Trustee under the Indenture. The Trustee will be permitted to deal with Infinity and any affiliate of Infinity with the same rights as if it were not Trustee; PROVIDED, HOWEVER, that under the Trust Indenture Act, if the Trustee acquires any conflicting interest (as defined in the Trust Indenture Act) and there exists a default with respect to the Notes, it must eliminate such conflicts or resign.


BOOK-ENTRY; DELIVERY AND FORM

     Infinity issued the Notes in the form of one or more global notes (the "Global Note"). The Global Note was deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the Global Note may be transferred, in whole or in part, only to DTC or another nominee for DTC. Holders may hold beneficial interests in the Global Note directly through DTC if they have an account with DTC or indirectly through organizations which have accounts with DTC. Notes in definitive certificated form (the "Certificated Notes") will be issued only in certain limited circumstances described below.

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (collective, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     We expect that pursuant to procedures established by DTC, upon the deposit of the Global Note with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of Notes represented by such Global Note to the accounts of participants. The accounts to be credited were designated by the initial purchasers. Ownership of beneficial interests in the Global Note has been limited to participants of persons that may hold interest through participants. Ownership of beneficial interests in the Global Note is shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Note other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests it the Global Note.

     Beneficial owners of interests in Global Notes who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedure, including proper forms and cut-off times, for submitting requests for conversion.

     So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indenture and the Notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the applicable procedures of DTC (in addition to those under the Indenture referred to in this Prospectus). We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any action that DTC, as the holder of the Global Note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We have and will continue to make payments of principal of, premium, if any, and interest on the Notes represented by the Global Note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Note. Neither we, the Trustee nor any Paying Agent have or will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We do not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the Global Note owning through such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for conversion as described above) only at the direction of one or more participants to whose account the DTC interests in the Global Note is credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the Global Note for Certificated Notes which it will distribute to its participants.

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

                         DESCRIPTION OF CAPITAL STOCK

     Infinity has 305,000,000 authorized shares of stock, consisting of 300,000,000 shares of common stock, having a par value of $.0001 per share and 5,000,000 shares of preferred stock, having no par value.

COMMON STOCK

     As of August 31, 2001, there were 3,248,237 shares of common stock outstanding. All such outstanding shares of common stock are fully paid and nonassessable. Each share of common stock has an equal and ratable right to receive dividends when declared by the Board of Directors of Infinity out of assets legally available for that purpose and subject to the dividend obligations of Infinity to holders of any preferred stock then outstanding.

     In the event of a liquidation, dissolution or winding up of Infinity, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of preferred stock outstanding at that time.

     The holders of common stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments of Infinity. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Cumulative voting in the election of directors is not permitted. Meetings of Infinity's shareholders may be called on no fewer than 10 days nor more than 60 days notice. The presence of a majority of the shares outstanding, in person or by proxy, is required to establish a quorum and conduct business at meetings of the shareholders.

PREFERRED STOCK

     Preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and items, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under some circumstances, make it more difficult for a third party to gain control of Infinity. No shares of preferred stock have been designated for issuance.

                 DESCRIPTION OF THE PLACEMENT AGENT WARRANTS

     The placement agent warrants were issued to C.E. Unterberg, Towbin in connection with the offering of the 8% Convertible Subordinated Notes. The placement agent warrants are exercisable to purchase up to 110,000 shares of common stock at an exercise price of $11.80 during the period commencing on December 12, 2001, and ending on June 12, 2006.

     The placement agent warrants may be exercised upon surrender of the warrant certificate prior to the expiration date at the offices of Infinity, with the form of election to exercise completed and executed as indicated, accompanied by payment of the full exercise price (by certified or bank check payable to the order of Infinity) for the number of shares with respect to which such warrant is being exercised.

     The exercise price of the placement agent warrants and the number of shares to be obtained upon exercise of such warrants are subject to adjustment in certain circumstances including a stock split of, or stock dividend on, or a subdivision, combination, or recapitalization of the common stock. In the event of liquidation, dissolution, or winding up of Infinity, holders of the placement agent warrants, unless exercised, will not be entitled to participate in the assets of Infinity. Holders of the placement agent warrants have no voting, preemptive, liquidation or other rights of a shareholder, and no dividends will be declared on the placement agent warrants.

                  SUMMARY OF FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of certain federal income tax considerations that may be relevant to the purchase, ownership and disposition of the Notes and the ownership and disposition of our common stock received upon conversion of the Notes. This discussion does not purport to be a full description of all United States federal income tax considerations that may be relevant to the purchase, holding and disposition of the Notes or our common stock.

     Because individual circumstances may differ, you are strongly urged to consult your tax advisor with respect to your particular tax situation and the particular tax effects of any state, local, non-United States or other tax laws and possible changes in the tax laws.

     INTEREST ON NOTES. Interest on a Note will be includable in the income of a holder as ordinary income at the time interest is received or accrued, in accordance with a holder's method of accounting for United States federal income tax purpose.

     SALE, EXCHANGE OR REDEMPTION OF NOTES. A holder of a Note will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a Note in an amount equal to the difference between the proceeds received by the holder, excluding any proceeds that are attributable to accrued interest which will be recognized as ordinary interest income to the extent the holder has not previously included the accrued interest in income, and the holder's adjusted tax basis in the Note. A holder's adjusted tax basis in a Note generally will equal the cost of the Note to the holder. Generally, gain or loss recognized on the disposition of a Note will be capital gain or loss and will be long-term capital gain or loss if the holder's holding period in the Note is more than one year at the time of the disposition.

     CONVERSION OF NOTES. A holder of a Note will not recognize gain or loss on the conversion of a Note solely into our common stock except to the extent that the common stock issued upon conversion is attributable to accrued interest on the Note. The holding period of the common stock received upon conversion will include the period during which the Note was held, and the holder's aggregate tax basis in the common stock received upon conversion of the Note will be equal to the holder's aggregate tax basis in the Note at the time of conversion.

     However, a holder's tax basis in shares of common stock attributable to accrued interest generally will equal the amount of such accrued interest included in income and the holding period will begin on the day following the date of conversion. The fair market value of shares of common stock received which is attributable to accrued interest will be taxable as ordinary interest income.

     ADDITIONAL INTEREST. We intend to take the position that payments of additional interest as described under the heading "Description of the Notes-- Registration Rights" if paid as required therein, should be taxable to holders as ordinary income when received or accrued in accordance with the holder's method of accounting for federal income tax purposes. The Internal Revenue Service may take a different position, however, which could affect the timing of a holder's income with respect to additional interest.

     INFORMATION REPORTING AND BACKUP WITHHOLDING. Under current federal income tax law, "reportable" payments, including payments on interest and dividends and under specified circumstances principal payments on the Notes made to, specified holders may be subject to backup withholding tax at the rate of 31%, if these persons fail to supply correct taxpayer identification numbers and other required information in the specified manner.

     Any amounts withheld under the backup withholding rules from payment to a holder of Notes or common stock will be refunded or credited against the holder's federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

     We will report to holders of Notes and common stock and to the Internal Revenue Service the amount of any reportable payments for each calendar year and the amount of any tax withheld with respect to reportable payments.

                               LEGAL MATTERS

     The legality of the shares offered hereby are being passed upon for Infinity by Krys Boyle Freedman & Sawyer, P.C., 600 17th Street, Suite 2700 South, Denver, Colorado 80202.

                                   EXPERTS

     The audited financial statements included in Infinity's Annual Report for the fiscal year ended March 31, 2001 incorporated by reference in this prospectus have been audited by Sartain Fischbein & Co., independent certified public accountants, to the extent and for the periods set forth in their report, incorporated by reference herein, and are incorporated herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by Infinity with the Commission are incorporated herein by reference:

     (a) Infinity's annual report on Form 10-KSB for the fiscal year ended March 31, 2001, as amended.

     (b) Infinity's quarterly report on Form 10-QSB for the quarter ended June 30, 2001.

     (c) The description of Infinity's shares contained in the registration statement on Form 8-A (SEC File No. 0-17204) filed on November 16, 1993.

     All reports and other documents subsequently filed by Infinity with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities covered by this prospectus have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

                            AVAILABLE INFORMATION

     Infinity is subject to certain informational reporting requirements of the Exchange Act and in accordance therewith files reports and other information with the Securities and Exchange Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024 of the SEC's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such reports, proxy statements and other information can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 at prescribed rates. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically. Additional updating information with respect to the securities covered herein may be provided in the future to purchasers by means of appendices to this prospectus.

     Infinity has filed with the SEC in Washington, DC a registration statement under the 1933 Act with respect to the securities offered or to be offered hereby. This prospectus does not contain all of the information included in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the SEC. For further information about Infinity and the securities offered hereby, reference is made to the registration statement and the exhibits thereto. The registration statement has been filed electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the SEC's Web site (http://www.sec.gov.).

     Infinity will provide without charge to each person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated herein by reference, excluding exhibits.
Requests should be made to Infinity, 211 West 14th, Chanute, Kansas 66720, telephone (620) 431-6200, and directed to the attention of Jon D. Klugh, Chief Financial Officer.

               PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following expenses incurred in connection with the sale of the securities being registered will be borne by the Registrant. Other than the registration fee, the amounts stated are estimates.

          Registration Fees . . . . . . . . . . . . . .  $ 1,933
          Legal Fees and Expenses . . . . . . . . . . .   10,000
          Accounting Fees and Expenses. . . . . . . . .    5,000
          Miscellaneous . . . . . . . . . . . . . . . .    1,067
                                                         -------
              TOTAL . . . . . . . . . . . . . . . . . .  $18,000
                                                         =======

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The only statute, charter provision, bylaw, contract, or other arrange-

ment under which any controlling person, director or officer of Infinity is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

     (a) The Company has the power under Sections 7-109-101 through 7-109-110 of the Colorado Business Corporation Act to indemnify any person who was or is a party or is threatened to be made a party to any action, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a Director, Officer, employee, fiduciary, or agent of the Company or was serving at its request in a similar capacity for another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection therewith if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In case of an action brought by or in the right of the Company, such persons are similarly entitled to indemnification if they acted in good faith and in a manner reasonably believed to be in the best interests of the Company but no indemnification shall be made if such person was adjudged to be liable to the Company for negligence or misconduct in the performance of his duty to the Company unless and to the extent the court in which such action or suit was brought determines upon application that despite the adjudication of liability, in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification. In such event, indemnification is limited to reasonable expenses. Such indemnification is not deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.

     (b) The Articles of Incorporation and Bylaws of the Company generally allow indemnification of Officers and Directors to the fullest extent allowed by law. The Company currently intends to indemnify its Officers and Directors to the fullest extent permitted by the Articles of Incorporation, Bylaws and Colorado Law.


                                      II-1




ITEM 16.  EXHIBITS.

Exhibit
Number   Description                     Location
------   -----------                     ---------

  3      Articles of Incorporation        Incorporated by reference to
         and Bylaws                       Exhibit No. 3 to the Registrant's
                                          Registration Statement (File No.
                                          33-17416-D)

  3.1    Articles of Amendment to         Incorporated by reference to
         Articles of Incorporation        Exhibit No. 3.1 to the Registrant's
                                          Annual Report on Form 10-K for
                                          the fiscal year ended March 31,
                                          1992 (File No. 33-17416-D)

  4.1    Form of Trust Indenture for      Previously filed
         8% Convertible Subordinated
         Notes with the Wilmington
         Trust Company

  4.2    Form of Registration Rights      Previously filed
         Agreement

  4.3    Form of Placement Agent Warrant  Filed herewith electronically

  5      Opinion of Krys Boyle            Filed herewith electronically
         Freedman & Sawyer, P.C.
         with respect to the legality
         of the securities being
         registered

 23.1    Consent of Sartain Fischbein     Filed herewith electronically
         & Co., Independent Certified
         Public Accountants

 23.2    Consent of Krys Boyle Freedman   Filed herewith electronically
         & Sawyer, P.C.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

          (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of

                                       II-2


securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ([Section] 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (l)(i) and (l)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Infinity pursuant to Section 13 or
Section 15(d) of the 1934 Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of Infinity's annual report pursuant to section 13(a) or section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the 1934 Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of Infinity pursuant to the foregoing provisions, or otherwise, Infinity has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Infinity of expenses incurred or paid by a director, officer or controlling person of Infinity in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Infinity will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.




                                      II-3


                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, hereunto duly authorized, in Chanute, Kansas, on November 2, 2001.

                                   INFINITY, INC.



                                   By:/s/ Stanton E. Ross
                                      Stanton E. Ross, President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

        SIGNATURES                     TITLE                    DATE



/s/ Stanton E. Ross            President, Treasurer,      November 2, 2001
Stanton E. Ross                (Principal Financial
                               Officer) and Director


/s/ Jon D. Klugh               Chief Financial Officer    November 2, 2001
Jon D. Klugh                   and Secretary



/s/ George R. Jones            Director                   November 2, 2001
George R. Jones



/s/ Leroy C. Richie            Director                   November 2, 2001
Leroy C. Richie



/s/ O. Lee Tawes               Director                   November 2, 2001
O. Lee Tawes